 WSI INTERACTIVE CORPORATION

BC FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:

 X

Schedule A

Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER

IANETT INTERNATIONAL SYSTEMS LTD.

ISSUER ADDRESS

500- 750 WEST PENDER STREET,

VANCOUVER, BRITISH COLUMBIA, V6C 2T7

ISSUER TELEPHONE NUMBER

(604) 681-4911

CONTACT PERSON

GORDON SAMSON

CONTACT'S POSITION

CHIEF FINANCIAL OFFICER

CONTACT TELEPHONE NUMBER

(604) 681-4911

CONTACT EMAIL ADDRESS

                       GORDSAMSON@IANETT.COM

FOR QUARTER ENDED

DECEMBER 31, 2001

DATE OF REPORT

FEBRUARY 28, 2002

WEB SITE ADDRESS

          WWW.IANETT.BIZ

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"MARCUS NEW"

02/02/28

NAME OF DIRECTOR

SIGN (TYPED)

DATE SIGNED (YY/MM/DD)

"GORDON SAMSON"

02/02/28

NAME OF DIRECTOR

SIGN (TYPED)

DATE SIGNED (YY/MM/DD)

IANETT INTERNATIONAL SYSTEMS LTD.
Quarterly Report to December 31, 2001 & June 30, 2001
SCHEDULE A - FINANCIAL INFORMATION

BALANCE SHEETS
(Prepared by Management - Unaudited)
	December 31	June 30
	2001	2001
ASSETS
Current Assets
Cash	$ 52,803	$ 3,024
Accounts Receivable	112,388	52,131
Loans	25,000	-
Prepaids	1,700	3,972
	191,891	59,127
Capital Assets	69,647	24,411
Investments	105,000	105,000
Deferred Development Costs	-	-

	$ 366,538	$ 188,538

LIABILITIES
Current Liabilities
Accounts Payable	$ 17,707	$ 743,726
Short Term Loan	-	-
Current portion of obligation under capital lease	-	-
	17,707	743,726
Obligation under capital lease	-	-
Loan Payable	-	490,174
Shareholder Loan	-	174,041
	17,707	1,407,941

SHAREHOLDERS' EQUITY
Share Capital	33,635,264	32,590,326
Deficit	(33,286,432)	(33,809,729)
	348,832	(1,219,403)

	$ 366,538	$ 188,538

APPROVED ON BEHALF OF BOARD:
		"Marcus New"
		Director

		"Gord Samson"
		Director

IANETT INTERNATIONAL SYSTEMS LTD.

Quarterly Report to December 31, 2001
SCHEDULE A - FINANCIAL INFORMATION (Continued)

STATEMENT OF LOSS AND ACCUMULATED DEFICIT
(Prepared by Management - Unaudited)
	This Quarter		Year to Date
	2001	2000	2001	2000
REVENUE	$ 33,640	$ 310,426	$ 35,465	$ 950,339

EXPENSES
Direct costs	12,649	465,491	12,649	1,069,487
General and administrative	168,442	1,043,820	212,822	1,997,022
Amortization of capital assets	2,260	179,488	9,011	430,970

	183,351	1,688,799	234,482	3,497,479

NET INCOME (LOSS) FROM OPERATIONS	(149,711)	(1,378,373)	(199,017)	(2,547,140)

OTHER
Write down of Investments	-	(1,374,859)	-	(1,374,859)
Write down of accounts payable	719,304	-	719,304	-
Write down of accounts receivable	3,009	(588,053)	3,009	(588,053)
Write down of development costs	-	(919,408)	-	(919,408)

NET INCOME (LOSS)	572,603	(4,260,693)	523,297	(5,429,460)

Deficit, beginning of period	(33,809,729)	(24,634,777)	(33,809,729)	(24,634,777)
	-	-	-	-
DEFICIT, end of period	$ (33,237,126)	$ (28,895,470)	$ (33,286,432)	$ (30,064,237)

LOSS PER SHARE	$ 0.04	$ 0.01	$ 0.04	$ 0.01

IANETT INTERNATIONAL SYSTEMS LTD.
Quarterly Report to December 31, 2001
SCHEDULE A - FINANCIAL INFORMATION (Continued)

STATEMENTS OF CASH FLOWS
(Prepared by Management - Unaudited)
	This Quarter		Year to Date
	2001	2000	2001	2000
OPERATIONS
Net income (Loss)	572,603	(4,311,852)	523,297	(5,429,459)
Non-cash adjustments	-	-	-	-
Depreciation	2,260	179,488	9,011	430,970
	574,863	(4,132,364)	532,308	(4,998,489)
Change in
Accounts receivable	(37,406)	916,021	(60,257)	1,523,816
Prepaids and deposits	1,478	(1,149)	2,272	9,695
Accounts payable	(765,415)	(67,799)	(726,019)	(501,788)

	(226,481)	(3,285,291)	(251,697)	(3,966,766)

INVESTING
Purchase of capital assets	(19,277)	202,585	(19,277)	25,922
Proceeds from sale of capital assets	-	-	1,830	-
(Increase) in loans	(25,000)	386,325	(25,000)	350,000
Purchase of investments	-	1,246,027	-	1,207,074
(Increase) in investment in subsidiaries	-	(362,102)	-	(362,102)
(Increase) in development costs	-	919,407	-	788,371

	(44,277)	2,392,242	(42,447)	2,009,265

FINANCING
Issuance of share capital	988,138	1,050	1,008,138	170,472
Increase (reduction) in shareholder loan	(174,041)	-	(174,041)	-
Increase (reduction) in Loan Payable	(490,174)	500,000	(490,174)	500,000

	323,923	501,050	343,923	670,472

Increase (decrease) in cash	53,165	(391,999)	49,779	(1,287,029)

Cash, beginning of period	(362)	418,663	3,024	1,313,693

CASH AND CASH EQUIVALENTS, end of period	52,803	26,664	52,803	26,664

iaNett International Systems Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Quarter ended December 31, 2001

1. NATURE OF OPERATIONS AND GOING CONCERN

ianett International Systems Ltd., incorporated in British Columbia, Canada, has shares listed on the Canadian Venture Exchange, OTC Bulletin Board in the United States and on the third segment of the Frankfurt Stock Exchange. The Company is primarily engaged in the business of providing integrated marketing, web services, and data management services to both Internet and traditional businesses. During this quarter, and as part of a restructuring plan, a number of due diligence initiatives were undertaken on opportunities presented, based on a criteria of, track record of revenues, significant assets on the balance sheet, and a diverse client list, the Company screened potential going forward partners.

To that end the Company entered into an Agreement in Principle as at November 21, 2001.

This letter agreement ("Agreement")  set out the terms upon which iaNett International Systems Ltd., agreed to purchase from the Data Fortress Group all of the shares which will be issued and outstanding shares in the capital of Data Fortress Technologies Ltd., Connect West Networks Ltd., and Pacific Ram Distribution Corp., (“Data Fortress Group”) at the closing of such purchase. (“Data Fortress  Acquisition”)

The Data Fortress Group is a related mix of companies all incorporated under the laws of British Columbia.  The current consolidated business provides collocation and managed server hosting services, augmented by the related companies that provide wholesale complimentary equipment sales, complimentary contract IT networking services and the operation of a redundant 3.2 kilometer fiber optic ring (“data loop”) in downtown Vancouver, connecting the Data Fortress data center to the Internet backbone.

The Company in its restructuring plan committed to a business combination with an established operation with a track record of significant revenues and a substantial asset base. The view to success was to identify an enterprise with an established track record and revenue model, combined with the opportunity for material growth in the same business as the Issuer to enable the leveraging of remaining assets. The Company has considerable experience with direct marketing opportunities on the Internet through the former expertise of its direct database marketing division, Western Shores, and the former expertise of its other complementary divisions, MediaNet and TargetPacks. Management believes it has also accomplished this objective with the proposed acquisition of the Data Fortress Group.

These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation and basis of accounting - The consolidated financial statements include the accounts of the Company and its subsidiaries as follows:

D.N.S. Media.com Inc. (100%)

IaNett.com Internet Technologies Ltd. (100%)

Stock Secrets Enterprises Ltd. (100%)

iaNett International Systems Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Quarter ended December 31, 2001

Revenue recognition - Revenue predominantly results from service-related activities. Services can be on a time and materials basis or a fixed fee basis. For fixed fee contracts, revenue is recognized on a percentage of completion basis. For contracts that are on a time and materials basis, revenue is recognized as the services are performed. Provisions for estimated losses on contracts, if any, are recorded when identifiable.

Cash and cash equivalents - The Company considers deposits in bank and short-term investments with original maturities of three months or less to be cash equivalents.

Capital assets - Capital assets are recorded at cost less accumulated amortization. Amortization is provided over the estimated useful lives of the assets using the following basis and annual rates:

Asset Basis Rate

Computer software

Straight-line

33% - 100%

Computer hardware

Straight-line

33%

Office equipment, furniture and fixtures

Declining balance

20% - 30%

Automotive

Declining balance

30%

Leasehold improvements                         Straight-line

Over the term of the lease and one renewal  period.

One half of the above rates are used in the year of acquisition.

Non – monetary Transactions – Shares of the Company issued for non-monetary consideration are valued at the quoted market price per share at the close of trading on the date of completion of the transaction, except for those circumstances where, in the opinion of the Company and due to the nature of the transaction, the trading price does not fairly represent the value of the transactions. In such circumstances the value of the shares is determined based on the estimated fair value of the consideration received.

Foreign currency translation and transactions - The Company's consolidated financial statements are expressed in Canadian dollars. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the prevailing rates of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at historic exchange rates. Revenues and expenses are translated into Canadian dollars at the rates of exchange in effect at the related transaction dates. Exchange gains and losses arising from translation of foreign currency items are included in the determination of net income.

Development costs - Development costs are expensed as incurred unless a product meets generally accepted deferral criteria in accordance with generally accepted accounting principles. The development costs consists primarily of labour costs incurred in developing the Company's web businesses. Development costs are amortized at the point that the product is available to the market and over its estimated useful life.

Stock-based compensation – Employee and director stock options granted by the Company, (which is described in note (8)) are not recognized in the accounts until exercised, and then are recorded as a credit to share capital to the extent of the exercise price.

iaNett International Systems Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Quarter ended December 31, 2001

Income taxes - Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future income tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates at the date of enactment or substantive enactment.

3. CAPITAL ASSETS

             Net Book Value

Accumulated

  December            June

             Cost

Depreciation

        2001

       2001

Computer software	$36,800	$6,400	$30,400	$1,316,156
Office equipment, furniture and fixtures	12,474	4,334	8,140	124,912
Computer hardware	81,125	26,018	55,107	1,031,060
Leasehold improvements	-	-	-	28,424
Automotive	-	-	-	17,300

$                     130,399             36,752            93,647         2,517,852

4. INVESTMENTS

December

 June

            2001

                    2001

Alphastream Wireless Inc.	$ 100,000	100,000
Other	5,000	166,549
Restaurant-Help.com, Inc.	-	364,725
Nerve Media Corporation	-	363,000
FlashCandy.com, Inc.	-	255,000
HollywoodBroadcasting.com, Inc.	-	150,000
Digital Video Display Technology Corp.	-	108,000

$         105,000       1,507,274

Alphastream Wireless Inc. - On May 8, 2000 the Company acquired a 40% (66 shares) interest in Ariel Wireless Technologies, Inc. ("Ariel") for a cash payment of $100,000. Ariel is in the wireless communications hardware and software business. On August 21, 2000 Ariel changed its name to Alphastream Wireless Inc.

ianett International Systems Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Quarter ended December 31, 2001

5. DUE TO SHAREHOLDER

Amounts due to shareholder are non-interest bearing with no formal terms of repayment.

6.  SHARE SUBSCRIPTIONS

The Company closed two non-brokered private placement during the quarter for a total of 4,838,000 units, at a price of $0.10 per unit. Each unit comprised of one common share and one share purchase warrant entitling the holder to purchase one additional common share for each warrant held. As at December 31, 2001, proceeds of $483,800 were received.

7. SHARE CAPITAL

The Company has authorized share capital of 100,000,000 common shares without par value and 20,000,000 preferred shares with a par value of $0.001 per share. The issued share capital consists of common shares as follows:

                      December                               June 2001

   Number                  Amount                  Number                  Amount

Balance, beginning of period:	5,445,851	$ 32,590,326	50,642,178	$ 32,079,648
Shares issued for cash:
Stock options	-	-	384,767	100,472
Warrants	-	-	250,000	100,000
Special Warrants	-	-	-	-
Private placement	4,838,000	483,800	-	-
Performance shares	-	-	-	-
Shares issued for other consideration
For debt	5,469,477	548,338	2,974,061	297,406
For subsidiary	368,000	36,800	320,000	12,800
Finder’s fee	-	-	-	-
Cash share issuance costs	-	-	-	-
Cancellation of escrow shares	-	-	(112,500)	-

	16,121,851	33,659,264	54,458,506	32,590,326
Consolidation 10:1	-	-	5,445,851	32,590,326
Balance, end of period	16,121,851	33,659,264	5,445,851	32,590,326

Escrow Shares - There are 300,000 (2000: 311,125) shares held in escrow subject to release only with regulatory approval.

ianett International Systems Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Quarter ended December 31, 2001

8. SHARE CAPITAL (continued)

Warrants - The Company has stock purchase warrants outstanding as follows:

Outstanding

                   Outstanding

Exercise

   June 30,

  Expired           December

   Price

     2001                Issued                       Exercised                2001                Expiry date

*$9.10

   178,100

     -                                    -                    178,100             June 2, 2002

 $0.10

2,400,000                   -                                   -                 2,400,000           October 5, 2002

 $0.10                     2,438,000                   -                                   -                 2,438,000           November 20, 2003

5,016,000

      -                                   -                  5,016,000

* Warrants were consolidated on a 10:1 basis.

Stock Option Plans - The Company has established stock option plans for employees, directors and consultants. Under the plans, the exercise price of each option equals the market price of the Company's stock on the last business day prior to the date of the grant. An option's maximum term is five years from the date of the grant. Options granted vest at various dates ranging from the date of grant to the end of the eighteenth month from the date of grant. As at December 31, 2001 remaining stock options outstanding were.

Number

Exercise

Expiry

Of  shares

Price

Date

90,000

            $0.10

November, 2005

22,000

 0.10

September, 2005

  6,500

 0.10

December,  2004

  1,250

 0.10

November, 2004

`

20,000

 0.10

July, 2004

70,000

 0.10

July, 2004

  1,000

 0.10

July, 2004

          789,250                                    0.10                                        October 2, 2006

ianett International Systems Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Quarter ended December 31, 2001

9. RELATED PARTY TRANSACTIONS

There were no related party transactions during the period with individuals or companies that were controlled by directors or by officers of the Company.

10. INCOME TAXES

The company has non-capital losses for income tax purposes that may, subject to certain restrictions, be available to offset future taxable income or taxes payable. No benefit in respect of the future application of these losses has been recognized in the financial statements.

11. LEGAL PROCEEDINGS

To the best of its knowledge, the Company is not subject to any active or pending legal proceedings or claims against it or any of its properties and all known actions have been settled or dismissed.

From time to time, the Company may become subject to claims and litigation generally associated with any business venture.

Form 51-901F

QUARTERLY REPORT

Incorporated as part of :                              Schedule A

X

       Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER

IANETT INTERNATIONAL SYSTEMS TD.

ISSUER ADDRESS

500–750 WEST PENDER STREET,VANCOUVER

                                                                        BRITISH COLUMBIA, V6C 2T7

ISSUER TELEPHONE NUMBER

(604) 681-4911

CONTACT PERSON

GORDON  SAMSON

CONTACT'S POSITION

CHIEF FINANCIAL OFFICER

CONTACT TELEPHONE NUMBER

(604) 681-4911

CONTACT EMAIL ADDRESS:

GORDSAMSON@IANETT.COM

FOR QUARTER ENDED

DECEMBER 31, 2001

DATE OF REPORT

      FEBRUARY 28, 2002

WEBSITE ADDRESS:

WWW.IANETT.COM

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. THIS FORM IS INCORPORATED AS PART OF THE REQUIRED FILING OF SCHEDULE B & C.

"GORDON  SAMSON"

02/02/28

GORDON SAMSON, DIRECTOR

            DATE SIGNED (YY/MM/DD)

"MARCUS NEW"

02/02/28

MARCUS NEW, DIRECTOR

DATE SIGNED (YY/MM/DD)

IANett International Systems Ltd.

Quarterly Report to December 31, 2001

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. SIX MONTHS TO DECEMBER 31, 2001

Breakdown of direct costs:
	This Quarter		Year to Date
	2001	2000	2001	2000
Labour	$ 3,548	$ 354,850	$ 3,548	$ 863,490
Lists	-	6,919	-	9,464
Mailing	9,101	69,728	9,101	94,228
Printing	-	13,502	-	37,100
Distribution	-	2,691	-	3,969
Computer Hardware	-	10,008	-	48,969
Media Placement	-	-	-	-
Website Hosting and e-mail	-	-	-	2,017
Stock Market Services	-	-	-	-
Other	-	7,793	-	10,250

TOTAL	$ 12,649	$ 465,491	$ 12,649	$1,069,487
	-	-	-	-
Breakdown of General and Administrative Expenses:
	This Quarter		Year to Date
	2001	2000	2001	2000
Accounting and legal	$ 67,035	$ 80,878	$ 92,677	$ 127,638
Advertising and promotion	3,486	73,485	3,621	159,345
Annual General Meeting Costs	-	131,996	-	131,996
Automotive	-	3,364	-	7,276
Bad debt	23,677	10,075	20,668	10,075
Bank charges and interest	263	14,342	809	18,539
Brokerage fees/regulatory	22,765	9,658	24,351	73,727
Computer maintenance	-	8,875	-	9,662
Couriers and freight	-	6,538	-	10,136
Donations	-	420	-	520
Education and training	-	4,209	-	22,907
Equipment lease	-	103,766	(407)	205,816
Insurance, licences and dues	1,069	6,561	2,674	8,748
Miscellaneous	-	3,497	-	4,912
Office	798	45,549	400	83,160
Office rent	5,235	53,956	10,613	101,126
Salaries and consultants	42,865	422,430	55,609	919,155
Telephone	1,009	19,578	1,449	45,926
Travel and entertainment	357	44,643	357	56,358

TOTAL	$ 168,560	$1,043,820	$ 212,822	$1,997,022

2. RELATED PARTY TRANSACTIONS

There were no related party transactions during the period with individuals or companies that were controlled by directors or by officers of the Company.

3. SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED

(a)

Common shares issued

Date	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission Paid
October 5, 2001	Private Placement	2,400,000	$0.10	$ 240,000.00	Cash	$ 0.00
November 20, 2001	Private Placement	2,438,000	$0.10	243,800.00	Cash	$ 7,000.00

	Total	4,838,000		$483,800.00	Cash	$ 7,000.00

Warrants issued: Nil

(b)

Options granted

1.

789,250 options at $0.10 per share until October 2, 2006

(c)

Warrants granted

1.

2,400,000 non-transferable share purchase warrants to purchase 2,400,000 common shares at a price of $0.10 until October 5, 2002.

2.

2,438,000 non-transferable share purchase warrants to purchase 2,438,000 common shares at a price of $0.12 until November 20, 2003.

(d)

Shares issued for debt

1.

5,469,477 common shares issued at a deemed price of $0.18 in settlement of $984,506 in debt.

4.

SUMMARY OF SECURITIES AS AT JUNE 30, 2001

(a)

Share Capital

Authorized:

100,000,000 Common Shares without par value

  20,000,000 Preferred Shares with $0.001 par value

Issued:

    5,445,851 Common Shares without par value

(b)

Number and recorded value for common shares issued and outstanding

                                                                                                           2001

	Number	Amount
Balance, beginning of year	5,445,851	$ 32,590,326
Shares issued for cash:
Stock options	-	-
Warrants	-	-
Private Placement	4,838,000	483,800
Shares issued for other consideration:
For debt	5,469,477	548,338
For subsidiary	368,000	36,800
	16,121,328	33,659,264

(c)

Outstanding options, warrants and convertible securities

Number of Outstanding Options	Exercise Price	Expiry Date
1,000	$0.10	July 12, 2004
70,000	$0.10	July 12, 2004
20,000	$0.10	July 30, 2004
1,250	$0.10	November 8, 2004
6,500	$0.10	December 21, 2004
22,000	$0.10	September 5, 2005
55,000	$0.10	November 23, 2005
35,000	$0.10	November 23, 2005
789,250	$0.10	October 2, 2006
1,000,000

`

Summary of warrants outstanding:

Number of Warrants and Shares	Exercise Price	Expiry Date

178,100	$9.10	June 2, 2002
2,400,000	$0.10	October 5, 2002
2,438,000	$0.12	November 20, 2003
5,016,000

(d)

Escrow Shares and pooling arrangements:

300,000 common shares are currently held in escrow and are subject to release only by regulatory approval.

1.

DIRECTORS AND OFFICERS

Marcus New  - Director and Secretary

Gordon A. Samson – Director and President/CEO

Shone Anstey - Director

iaNett International Systems Ltd.

(Formerly called Wsi Interactive Corporation)

Schedule C: Management Discussion and Analysis

1.

Description of Business

As a consequence of general market conditions and declining revenues in the technology sector, the Company has focused its efforts on a reorganization plan and developing revenue streams in  the subsidiary, iaNett.com, (“ITT”) utilizing a proprietary search engine. Data management, and direct marketing, core services of the Company, have also been significantly scaled back to parallel declining market demand for these services. Management believes that it has now completed this process.

Restructuring Plans of the Business

The Company’s goal is to develop the search engine and web site hosting service revenue through the wholly owned subsidiary ITT. The additional objective of the Company is to complete a business combination with a technology company or group of companies that can capitalize on residual assets and expertise of the Issuer.  To that end the Company entered into an Agreement in Principle as at November 21, 2001.

This letter agreement ("Agreement")  set out the terms upon which iaNett International Systems Ltd., agreed to purchase from the Data Fortress Group all of the shares which will be issued and outstanding shares in the capital of Data Fortress Technologies Ltd., Connect West Networks Ltd., and Pacific Ram Distribution Corp., (“Data Fortress Group”) at the closing of such purchase. (“Data Fortress  Acquisition”)

The Data Fortress Group is a related mix of companies, incorporated under the laws of British Columbia.  The current consolidated business provides collocation and managed server hosting services, augmented by the related companies that provide wholesale complimentary equipment sales, complimentary contract IT networking services and the operation of a redundant 3.2 kilometer fiber optic ring (“data loop”) in downtown Vancouver, connecting the Data Fortress data center to the Internet backbone.

The Company, in its restructuring plan, committed to a business combination with an established operation with a track record of significant revenues and a substantial asset base. The view to success was to identify an enterprise with an established track record and revenue model, combined with the opportunity for material growth in the same business as the Issuer to enable the leveraging of remaining assets. The Company has considerable experience with direct marketing opportunities on the Internet through the former expertise of its direct database marketing division, Western Shores, and the former expertise of its other complementary divisions, MediaNet and TargetPacks. Management believes it has also accomplished this objective with the proposed acquisition of the Data Fortress Group.

2.         Discussion of Operations

As part of the reorganization plan, a proposal to creditors was announced July 4, 2001 pursuant to the provisions of the Bankruptcy and Insolvency Act, RSC 1985, C. B-3, as amended.  The creditors at a meeting held on August 2, 2001 approved the proposal, and, court approval was obtained on August 24, 2001. The details of the proposal were as follows:

(1)

any creditor with a provable claim in excess of $1,000 or less (or is prepared to settle its claim for $1,000) will receive payment of its provable claim in full;

(2)

any creditor with a provable claim in excess of $1,000 will receive 25% of that General Creditors provable claim, in full and final satisfaction of that General Creditor’s Provable Claim; or

(3)

in the alternative to 1. or 2. a Creditor may choose to convert their provable claims into common shares in the capital of the Company, with such restriction as may be imposed by the relevant regulatory authorities, at a conversion price of $0.18 per share. The conversion price was calculated at the closing price of the Company’s shares as listed on the CDNX as at July 4, 2001, the date when the Notice of Intention to File a Proposal was filed.

Regulatory approval from the CDNX was received on October 18, 2001 to settle $984,505.86 in creditors provable claims with 5,469,477 common shares.  Additionally, a total of $136,618.23 in cash payments was made to certain creditors to settle an aggregate of $459,067.40 of outstanding debt.

Under the terms of the Act, a levy of 5% payable in cash and shares is to be paid to the Receiver General of Canada. The levy is to be taken proportionately from each creditor.

3.

Management Discussion and Analysis of Financial Information

The following discussion and analysis explains trends in the Company’s financial condition and results of operations for the second quarter ended December 31, 2001. These financial statements have been prepared in accordance with Section 1751 of the Chartered Accountants (“CICA”) handbook. This discussion and analysis of the results of operations and financial condition of the Company should be read in conjunction with the financial statements contained in Schedule A and B to this report. Accounting policies and methods have not changed. Unless expressly stated otherwise, all references to dollar amounts in this section are in Canadian dollars (in accordance with Canadian GAAP).

Results of Operations

During the quarter ended December 31, 2001, the Company had  operating income of $572 thousand, or $0.04 per share as a result of the gains recorded on the settlement of debt described herein. The Company issued shares at a deemed value of $0.18 per common share, the last traded price prior to the July 4, 2001 announcement of the formal proposal and recorded the common share issuance at the market value of $0.11 as at the date of issuance during this quarter. Additionally, $136,618.23 in cash payments were made to certain creditors to settle an aggregate of $459,067.40 of outstanding debt, also resulting in a gain on debt.  Although net income increased significantly from the December 31, 2000 quarter, management considers this event a one time restructuring gain and does not anticipate further similar events. Operating costs while significantly decreased from the same period ending December 31, 2000 are reflective of the previous periods on going restructuring efforts. The operating costs for the quarter are however, significantly higher from the previous quarter ending September 30, 2001 reflecting the legal and other related expenses to the proposed reverse merger transaction with the Data Fortress Group. Staff levels remain at minimal levels with required services contracted out, which is considered closer to a realistic level based on current activity.  In the future, where appropriate, growth will be managed by subcontracting services until an ongoing permanent need is established, at which time additional employees will be hired.  This will efficiently manage the Company’s forecasted operations and contain the associated overhead costs.

General and Administrative Costs

General and administrative costs for the quarter ended December 31, 2001 were $168,000.  These costs as stated reflect an increase over the previous quarter as a result of legal costs and related expenses associated with the proposed reverse merger with the Data Fortress Group. They are however, significantly lower than the same period ending December 30, 2000 reflecting the downsizing that took effect during the year 2001.

Liquidity And Capital Resources

Cash reserves increased during the Company’s quarter from zero to $53,000. No  stock purchase warrants or stock options were exercised to provide cash and no debt instruments were negotiated during the period. During the quarter, the primary use of cash was to fund operations, settle debt, fund working capital, and purchase new capital items. Two private placements were closed during the quarter for total proceeds of $483,800.

The Company’s working capital position has increased from September 30, 2001 due to finalization of the debt settlement and the closing of two private placements. The Company’s working capital position as at December 31, 2001 is $180,000 which management believes is sufficient to fund costs and operations to the closing of the proposed merger with the Data Fortress Group.  Although the restructuring plan has significantly reduced operating costs, based on current operations the Company does not expect to become profitable until the reverse merger is completed with the Data Fortress Groups’ operation with required shareholder and regulatory approvals, failing this, new capital to finance and grow current operations may be required.

1.

Legal Proceedings

To the best of its knowledge, the Company is not subject to any active or pending legal proceedings or claims against it or any of its properties and all known actions have been settled or dismissed.

From time to time, the Company may become subject to claims and litigation generally associated with any business venture.